NEW DATA SHOWS ACOMPLIA® (RIMONABANT) BENEFITED PATIENTS WITH TYPE 2 DIABETES BY IMPROVING BLOOD SUGAR CONTROL, REDUCING WEIGHT AND ACTING ON OTHER CARDIOMETABOLIC RISK FACTORS

- First Rimonabant Trial with HbA1c as a Primary Endpoint -

Cape Town, South Africa - December 5, 2006 - Sanofi-aventis announced today that new data on rimonabant, its first-in-class cannabinoid type 1 (CB1) receptor blocker, showed that patients with type 2 diabetes not currently treated with anti-diabetic medications experienced significant improvements in blood sugar control and weight as well as other risk factors such as HDL-cholesterol (good cholesterol) and triglycerides when compared to placebo. The study, called SERENADE, was presented today at the International Diabetes Federation (IDF) World Diabetes Congress in Cape Town, South Africa. SERENADE is the second study demonstrating that rimonabant significantly improved blood sugar levels in people with type 2 diabetes.

In the SERENADE study, treatment-naïve type 2 diabetes patients receiving rimonabant 20mg per day for a duration of six months significantly lowered their HbA1c levels by 0.8% from a baseline value of 7.9 as compared to a reduction of 0.3% in the placebo group (p=0.002) . In addition, patients with an HbA1c level greater than or equal to 8.5% at baseline, significantly reduced their HbA1c by 1.9% with rimonabant as compared to 0.7% with placebo (p<0.0009) . Over 50% of patients in the rimonabant arm of the trial achieved HbA1c levels below 7%, the target for good glucose control as recommended by the American Diabetes Association (ADA).[i] Importantly, these improvements in blood glucose control were accompanied by significant and clinically meaningful reductions in body weight of 6.7 kg (14.8 lbs) in patients treated with rimonabant 20 mg, while those patients on placebo lost only 2.7 kg (5.95 lbs) (p<0.0001) .

“The management of type 2 diabetes should not only focus on controlling blood sugar levels but also improve other risk factors such as weight, good and bad cholesterol, triglycerides and blood pressure,” said Julio Rosenstock, M.D., Director of the Dallas Diabetes and Endocrine Center at Medical City and also Clinical Professor of Medicine at the University of Texas Southwestern Medical School, Dallas, Texas who was an investigator in the SERENADE trial. “This study suggests that rimonabant can achieve improvement in blood glucose with the added benefit of significant weight loss and improvement in other risk factors.”

Senior Vice President, Corporate Communications : Michel Labie
Vice President, Media and Brand Comminication : Salah Mahyaoui : +33 1.53.77.40.31
Vice President, Media Relations : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

Today, more than 194 million adults or 5% of adults worldwide have been diagnosed with diabetes, with type 2 diabetes constituting 85-95% of all diabetes in developed countries.ii Approximately 90 percent of type 2 diabetes is attributed to people being overweight or obese.iii Diabetes and obesity are often associated with other risk factors for cardiovascular disease including high blood pressure and unhealthy cholesterol. Worldwide, diabetes is among the leading causes of blindness, renal failure and lower limb amputation, as well as death through its effects on cardiovascular disease (70-80 percent of people with diabetes die of cardiovascular disease).ii

Accompanying the improvements in HbA1c and weight seen in the rimonabant arm of the SERENADE trial were improvements in multiple cardiometabolic risk factors. Patients in the rimonabant arm decreased their waist circumference (a measure of abdominal obesity) by 6.1 cm (2.34 in) compared to a 2.4 cm (0.93 in) decrease for patients on placebo (p<0.0001) . HDL-cholesterol or “good” cholesterol increased by 10.1% compared to 3.2% for patients on placebo (p<0.0001) . Triglyceride levels (bad fats in the blood) decreased by 16.3% compared to a 4.4% increase for placebo (p=0.0031) . There was a trend toward reduction in systolic blood pressure by 5 mmHg and diastolic blood pressure by 1.2 mmHg in the rimonabant 20 mg arm compared to a 2.2 mm Hg decrease in systolic blood pressure and an increase of 0.1 mm Hg in diastolic pressure in the placebo arm (p=NS). Fasting Plasma Glucose decreased by 0.9 mmol/L (16.2 mg/dL) in the rimonabant 20 mg arm compared to a 0.1 mmol/L (1.8 mg/dL) increase in the placebo arm (p=0.0012) . Adiponectin, a protein associated with reduced risk of diabetes and heart disease when present in high levels, increased by 1.6 µg/mL in the rimonabant 20 mg arm compared to a decrease of 0.2 µg/mL in the placebo arm (p=0.0001) .

Approximately 57% of the improvements in HbA1C (p<0.001) were independent of the weight loss achieved, suggesting a direct effect of rimonabant on this parameter.

The overactivity of the Endocannabinoid System (ECS) in the fat tissue and muscle is found to promote fat accumulation and decrease glucose uptake, which can lead to an increased risk of developing insulin resistance and impaired glucose tolerance. By selectively blocking CB1 receptors of the ECS, which according to animal and human studies can be found in the brain, fat tissue, gastrointestinal tract, pancreas, liver and muscle, rimonabant results in a decrease in food intake, a loss of body weight, and direct improvements in blood sugars (HbA1c), HDL-cholesterol and triglycerides.

“Some current medications for type 2 diabetes are often associated with weight gain,” said Julio Rosenstock. “The fact that blood sugar levels were reduced along with weight loss and improvements in HDL-cholesterol (“good” cholesterol) and triglycerides may further support the novel mechanism of action of rimonabant, which is different from the mode of action of current oral anti-diabetic medications.”

Senior Vice President, Corporate Communications : Michel Labie
Vice President, Media and Brand Comminication : Salah Mahyaoui : +33 1.53.77.40.31
Vice President, Media Relations : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

The most common side effects with placebo and rimonabant 20 mg reported in the SERENADE trial were dizziness (2.1% vs. 10.9%), nausea (3.6% vs. 8.7%), nasopharyngitis (7.9% vs. 7.2%), upper respiratory tract infection (2.7 % vs. 7.2%), anxiety (3.6% vs. 5.8%), depressed mood (0.7% vs. 5.8%), and headache (6.4% vs. 3.6%) . The rate of serious adverse events was 3.6% for patients in the placebo arm versus 6.5% for patients in the rimonabant 20 mg.

Overall, discontinuation rates due to adverse events in the trial were 2.1% in placebo-treated patients versus 9.4% for patients on rimonabant 20 mg. The most common adverse events leading to discontinuation for the placebo and rimonabant 20 mg patients, respectively, were nausea (0% vs. 2.2%), depressed mood disorder (0% vs. 2.2%) and paraesthesia (0% vs. 2.2%) .

About SERENADE

SERENADE (Study Evaluating Rimonabant Efficacy in Drug-NAive DiabEtic Patients) was a multi-centre, randomised, double-blind, placebo-controlled, parallel-group study comparing rimonabant 20 mg once daily to placebo in improving blood sugar control (as indicated by HbA1c) in treatment-naive type 2 diabetic patients not adequately controlled by diet alone for a period of six months.

The study was conducted on 278 patients at 56 study centres in the United States, Germany, Argentina, Chile, Hungary, Poland and the Netherlands. The primary endpoint of the trial was change from baseline of HbA1c levels. Secondary endpoints included weight and waist circumference, a key marker of intra-abdominal adiposity, fasting plasma glucose, lipid parameters and arterial blood pressure.

To be included in the trial patients had to have a diagnosis of type 2 diabetes for at least two months but less than three years, HbA1c levels greater than 7% and less than 10%, and could not have been treated previously with an anti-diabetic medication within six months prior to screening.

SERENADE is part of an extensive worldwide Phase IIIb clinical trial programme involving over 22,000 patients in eight studies, which will investigate the role of rimonabant in the treatment of type 2 diabetes and cardiovascular disease.

About Rimonabant

In Europe, rimonabant, known as ACOMPLIA® is approved as an adjunct to diet and exercise for the treatment of obese patients (BMI>30kg/m2), or overweight patients (BMI>27kg/m2) with associated risk factors, such as type 2 diabetes or dyslipidaemia.

Rimonabant is currently commercialised in the United Kingdom, Germany, Denmark, Sweden, Finland, Norway, Ireland, Argentina and Austria.

At the end of October 2006, sanofi-aventis submitted a complete response to the U.S. Food and Drug Administration (FDA) approvable letter received in February 2006.

Senior Vice President, Corporate Communications : Michel Labie
Vice President, Media and Brand Comminication : Salah Mahyaoui : +33 1.53.77.40.31
Vice President, Media Relations : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

About sanofi-aventis

Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Onsite Media Contact:
Nazira Amra: +33 6 30 32 63 15
US Media Relations:
Julissa Viana: +1 908-981-6575
References:

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[i] American Diabetes Association. Standards of Medical Care in Diabetes 2006. Diabetes Care 2006;29:S4-42.
ii The International Diabetes Federation Diabetes Atlas. Available at: http://www.idf.org/home/index.cfm?unode=3B96906B-C026-2FD3-87B73F80BC22682A. Last Accessed November 15th, 2006.
iii World Health Organization, http:www.diabetes.org/diabetes-heart-disease-stroke.jsp. Last accessed 11/17/08 /p2/Line 63-64.

Senior Vice President, Corporate Communications : Michel Labie
Vice President, Media and Brand Comminication : Salah Mahyaoui : +33 1.53.77.40.31
Vice President, Media Relations : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com